Exhibit 99.1

Royal Bank of Canada to repurchase up to 45 million of its common shares

TORONTO, December 1, 2021 — Royal Bank of Canada (the Bank) (“RY” on TSX and NYSE) today announced its intention, subject to the approval of the Toronto Stock Exchange (TSX) and the Office of the Superintendent of Financial Institutions (OSFI), to commence a normal course issuer bid and to repurchase for cancellation up to 45 million of its common shares. The Bank intends to file a notice of intention with the TSX in this regard.

Purchases may commence on December 8, 2021, provided the TSX has accepted the notice of intention, and may continue until December 7, 2022, when the bid expires or such earlier date as the Bank may complete its purchases pursuant to the notice of intention. Purchases may be made through the TSX, the New York Stock Exchange and other designated exchanges and alternative Canadian trading systems. The price paid for any repurchased shares will be the prevailing market price at the time of acquisition. The timing and amount of any purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital adequacy.

The shares that may be repurchased represent approximately 3.16 per cent of the Bank’s outstanding common shares as at November 26, 2021. On November 26, 2021, there were 1,425,279,101 common shares outstanding.

The proposed normal course issuer bid will give us the flexibility to manage the Bank’s capital position while generating shareholder value. On October 31, 2021, the Bank’s Common Equity Tier 1, Tier 1 and Total capital ratios were 13.7 per cent, 14.9 per cent and 16.7 per cent, respectively.

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Caution regarding forward-looking statements

Certain statements contained in this press release may be deemed to be forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the normal course issuer bid by Royal Bank of Canada. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our forward-looking statements, including statements about the proposed normal course issuer bid by Royal Bank of Canada, will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance (which could lead to us being subject to various legal and regulatory proceedings, the potential outcome of which could include regulatory restrictions, penalties and fines), strategic, reputation, competitive, legal and regulatory environment, and systemic risks and other risks discussed in the risk sections and Impact of COVID-19 pandemic section of our annual report for the fiscal year ended October 31, 2021 (the 2021 Annual Report) including business and economic conditions, information technology and cyber risks, environmental and social risk (including climate change), digital disruption and innovation, Canadian housing and household indebtedness, geopolitical uncertainty, privacy, data and third-party related risks, regulatory changes, culture and conduct, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, environmental and social risk, and the emergence of widespread health emergencies or public health crises such as pandemics and epidemics, including the COVID-19 pandemic and its impact on the global economy and financial market conditions and our business operations, and financial results, condition and objectives. In addition, as we work to advance our climate goals, external factors outside of RBC’s reasonable control may act as constraints on their achievement, including varying decarbonization efforts across economies, the need for thoughtful climate policies around the world, more and better data, reasonably supported methodologies, and technological advancements, the evolution of consumer behavior, the challenges of balancing interim emissions goals with an orderly and just transition, and other significant considerations such as legal and regulatory obligations.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking-statements contained in this press release are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in our 2021 Annual Report. Except as required by law, we do not undertake to update any forward-looking statement contained in this press release.

Additional information about these and other factors can be found in the risk sections and Impact of COVID-19 pandemic section of our 2021 Management’s Discussion and Analysis.

Investor Contacts:

Asim Imran, Investor Relations, 416-955-7804

Media Contact:

Fiona McLean, Corporate Communications, 437-778-3506